UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 September 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Confirmation of Primary Listing on NYSE

CRH plc
(the "Company")

25 September 2023

CONFIRMATION OF PRIMARY LISTING ON THE NEW YORK STOCK EXCHANGE

The Company is pleased to announce today, 25 September 2023, the completion of the required changes to effect the transfer of the Company's primary listing to the New York Stock Exchange ("NYSE").

The following occurred as of 06.00 hrs BST/01.00 hrs ET today:

(i)           the implementation of an Irish High Court approved scheme of arrangement to effect the migration of the settlement system applicable to the Company's ordinary shares from Euroclear Bank to the Depositary Trust Company in connection with the listing of the ordinary shares on the NYSE;
(ii)         the transfer of the Company's ordinary shares on the London Stock Exchange from a premium listing to a standard listing; and
(iii)         the cancellation of the secondary listing of the Company's ordinary shares on Euronext Dublin (ISIN: IE0001827041) and the cancellation of the admission of the ordinary shares to trading on Euronext Dublin.

In addition, today, 25 September 2023, the Deposit Agreement for the Company's American Depositary Shares ("ADSs") was terminated, with all outstanding ADSs being cancelled and converted into a right to receive the amount of the Company's ordinary shares they represented.

The Company's shares remain eligible for and continue to trade on the Main Market of the London Stock Exchange (ISIN: IE0001827041), but now as a standard listing segment issuer.

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: + 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 25 September 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary